

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 09, 2016

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

      Re: MDC Partners Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              Response dated June 15. 2016
              File No. 001-13718

Dear Mr. Doft:

      We have reviewed your June 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Advertising and Communications Segment, page 20 and 24

1.   We note your response to comment 1. Tell us why it is appropriate to calculate organic revenue growth to reflect acquisition revenue adjustments (ii) and (iii) per your response. In order that we may better understand your calculation of organic revenue growth, please provide us a detailed calculation and explanation of each acquisition adjustment of $46.3 million and $54.6 million for 2015 and 2014 respectively to arrive at the reported organic revenue growth for each of those years.   Explain how adjustment (ii) compares with acquisition revenue calculated under GAAP and illustrate how current

period revenue from a prior year's acquisition is measured prior to and through the 12-month anniversary of your ownership per adjustment (iii) to determine organic revenue growth.

Additionally, in your definition of organic revenue growth, please state how you give effect to divestitures.

14. Segment Information, page 75

2.   Based on the information provided in your response as well as in a call on July 13, 2016, it appears that each of your Partner Firms represents an operating segment as set forth in ASC 280-10-50-1. Specifically, each Partner Firm engages in business activities for which it earns revenue and incurs expenses, each Partner Firm's operating results are regularly reviewed by the CODM to allocate resources and assess performance, and each Partner Firm has discrete financial information available. Based on this information, we are unable to agree with your conclusion that the Partner Firm network together represents your single operating segment. Considering this, please tell us how you plan to revise your segment presentation. To the extent you intend to aggregate two or more operating segments into one or more reportable segments, please provide us with a detailed analysis of how the aggregation underlying each reportable segment complies with the criteria in ASC 280-10-50-11 through 19.

3.   Further to the above, we note that you previously determined that each of your Partner Firms represents a component and that you aggregate similar components together for purposes of your goodwill impairment testing. Pursuant to FASB ASC 350-20-35-33 through 37, the reporting unit should be any component of the operating segment or the aggregation of the components as appropriate. If there are no components, the reporting unit would be the operating segment. However, operating segments may not be aggregated together for purposes of the goodwill impairment assessment. Please provide us with an analysis as to how the change in the operating segment determination would have impacted your most recent annual goodwill assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications